# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Attovia Therapeutics, Inc., CIK 0002058707
CUSIP: 04987L102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1091 Industrial Road, Suite 310, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002148983

## Reporting persons
- Alamar HoldCo, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,229,278; shared voting power 0; sole dispositive power 3,229,278; shared dispositive power 0; aggregate amount beneficially owned 3,229,278 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Attovia Therapeutics, Inc.
Address of issuer's principal executive offices: 1091 Industrial Road, Suite 310, San Carlos, CA, 94070.

## Item 2. Person Filing
Name of person filing: Alamar HoldCo, LLC ("the LLC")
Address of principal business office or, if none, residence:
47071 Bayside Pkwy
Fremont, CA 94538
Citizenship: The LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The LLC is the record owner of 3,229,278 shares of common stock.
Percent of class:
The LLC may be deemed to beneficially own 7.1% of the Issuer's outstanding common stock.

This percentage is calculated based upon 45,651,262 outstanding shares of common stock of the Issuer as of August 31, 2026, as reported in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on September 2, 2026.
Sole power to vote or to direct the vote: The LLC has sole power to vote 3,229,278 shares of common stock.
Shared power to vote or to direct the vote: The LLC does not share the power to vote any shares.
Sole power to dispose or to direct the disposition: The LLC has sole power to dispose of 3,229,278 shares of common stock. .
Shared power to dispose or to direct the disposition: The LLC does not share the power to dispose of any shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Alamar HoldCo, LLC: /s/ Yuling Luo, Yuling Luo, President (11/13/2026)